Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #001-31893)
News Release Issue No. 9 - 2008

APRIL 22, 2008
FOR IMMEDIATE RELEASE

AURIZON REPORTS FURTHER RESULTS FROM ITS JOANNA PROPERTY

INCLUDING 3.1 GRAMS OF GOLD OVER 51.2 METRES AND 4.7 GRAMS OF GOLD OVER 29.5 METRES

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce additional drill results from the East Block of its Joanna project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

To date, one hundred and eighty six (186) holes totalling 70,980 meters have been completed by Aurizon at Joanna with the objective of confirming results from previous drilling and to extend the lateral extension of the mineralized zones.  Results from one hundred and thirty four (134) holes have been received to date, with results from the most recent twenty four (24) holes reported herein.

Infill drilling

Two holes, JA-139 and JA-93, returned respectively, 4.7 grams of gold per tonne over 29.5 metres including 60.5 grams of gold per tonne over 1.2 metres, and 3.1 grams of gold per tonne over
51.2 metres including 63.8 grams of gold per tonne over 1.4 metres.

		JOANNA – EAST BLOCK Surface Infill 2008
Hole	East (metres)	North (metres)	From (metres)	To (metres)	Gold Grade (grams/tonne)	Length True thickness (metres)
JA-93	8500	1491	115.5	169.5	3.1	51.2
including			153.0	154.5	63.8	1.4
JA-139	7325	1382	66.0	96.0	4.7	29.5
including			80.0	81.2	60.5	1.2

Additional holes, with greater than 1.0 gram per tonne over a true thickness of 24 metres, are as follows:

		JOANNA – EAST BLOCK Surface Infill 2008
Hole	East (metres)	North (metres)	From (metres)	To (metres)	Gold Grade (grams/tonne)	Length True thickness (metres)
JA-88	8625	1564	103.5	132.0	1.4	25.8
JA-104	8850	1507	118.5	144.0	2.1	24.1
JA-111	8800	1507	136.5	165.0	1.3	24.6
JA-112	8475	1519	88.5	117.0	1.1	24.5
JA-112	8475	1519	163.5	193.5	1.4	26.0
JA-116	8625	1499	102.0	129.0	1.1	26.5
JA-117	8850	1508	144.0	189.0	1.4	36.5
JA-129	8600	1644	166.5	195	1.9	26.9

Aurizon Mines Ltd.
News Release – April 22, 2008
Aurizon Reports Further Results from its Joanna Property

Including 3.1 Grams of Gold Over 51.2 Metres and 4.7 Grams of Gold Over 29.5 Metres

Effective as of September, 2007, mineral resources at Joanna are estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, or 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.  Details of key assumptions, parameters and methods used to estimate the mineral resources and other information required by National Instrument 43-101 is included in the Technical Report – Resource modeling & estimation update – Joanna Gold deposit, dated October 26, 2007, filed under the Company’s profile on www.sedar.com.

Work in Progress

▪

A preliminary technical assessment report which will focus only on the mineral resources referred to above, which are located in the upper part of the East block, above the 200 metre level, is in the final stages of completion.

▪

Four rigs are currently active on the property, conducting infill drilling within the East block existing mineral resource contour and along its lateral extension.  Drilling is being performed on 100 metre spacing, 1,600 metres west of the known indicated mineral resources and 450 metres to the east.  Assays are pending on fifty two (52) holes. The results of this infill drilling program will be integrated into an updated mineral resource estimate later this year.

▪

Five holes have been completed recently along the dip extension of the East block to test high grade enrichment below the 500 metre level.  Assays are pending.

Quality Control

Core assays are performed on core sawed in quarter or in half, with standard fire assay procedures and atomic absorption finition and gravimetric finition for samples above 1 gram of gold per tonne.  Certified reference material and blanks are inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically. Exploration primary assaying is performed at Labexpert of Rouyn-Noranda and check assays are carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration manager, an appropriately qualified person as defined by National Instrument 43-101.  Mr. Demers also supervised the preparation of the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna area.  Detailed results from the additional twenty four (24) holes drilled are reported in a separate table.  All other information previously released on the Joanna Project is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Aurizon Mines Ltd.
News Release – April 22, 2008
Aurizon Reports Further Results from its Joanna Property

Including 3.1 Grams of Gold Over 51.2 Metres and 4.7 Grams of Gold Over 29.5 Metres

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media: - Vanessa Napoli: vnapoli@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, a preliminary technical assessment, and work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – April 22, 2008
Aurizon Reports Further Results from its Joanna Property

Including 3.1 Grams of Gold Over 51.2 Metres and 4.7 Grams of Gold Over 29.5 Metres

Hole	East	North	From	To	Gold Grade	Length along the hole	True thickness	Zone
	(mE)	(mN)	(m)	(m)	(g/t)	(m)	(m)
JA-07-88*	8625	1564	103.5	132.0	1.4	28.5	25.8	N
			162.0	163.5	6.4	1.5	1.4	S
			219.0	228.0	0.9	9.0	8.3	S
JA-07-93	8500	1491	57.0	73.5	1.4	16.5	15.7	N
			115.5	169.5	3.1	54.0	51.2	S
	Including		153.0	154.5	63.8	1.5	1.4
JA-07-103	8700	1588	106.5	112.5	1.0	6.0	5.9	N
			126.0	127.5	7.5	1.5	1.5	N
			162.0	175.5	1.4	13.5	13.3	S
			201.0	216.0	1.0	15.0	14.8	S
			220.5	223.5	1.0	3.0	3.0	S
JA-07-104	8850	1507	47.0	48.0	6.7	1.0	0.9	N
			89.0	94.0	2.9	5.0	4.7	S
			99.0	103.5	1.2	4.5	4.2	S
			118.5	144.0	2.1	25.5	24.1	S
JA-07-110	8800	1507	123.0	147.0	1.9	24.0	23.1	S
JA-07-111	8800	1507	136.5	165.0	1.3	28.5	24.6	S
JA-07-112	8475	1519	88.5	117.0	1.1	28.5	24.5	N
			163.5	193.5	1.4	30.0	26.0	S
JA-07-113	8725	1588	202.5	214.5	1.3	12.0	10.3	S
			226.5	234.0	2.3	7.5	6.5	S
JA-07-116	8625	1499	45.0	63.0	0.7	18.0	17.6	N
			102.0	129.0	1.1	27.0	26.5	S
			138.0	154.5	0.9	16.5	16.2	S
JA-07-117	8850	1508	118.5	133.5	1.3	15.0	12.1	S
			144.0	189.0	1.4	45.0	36.5	S
JA-07-118	8450	1490	69.0	91.5	1.1	22.5	18.9	N
			150.0	174.0	1.1	24.0	20.3	S
JA-07-119	8450	1489	60.0	70.5	1.9	10.5	10.2	N
			115.5	118.5	1.5	3.0	2.9	S
			130.5	138.0	1.1	7.5	7.3	S
JA-07-120	8700	1589	109.5	118.5	0.8	9.0	8.3	N
			220.5	237.0	0.9	16.5	15.4	S
JA-07-121	8925	1507	111.0	136.5	0.9	25.5	21.1	S
			144.0	169.5	1.8	25.5	21.2	S
			186.0	187.5	5.6	1.5	1.3	S
JA-07-122	8550	1580	130.5	154.5	0.7	24.0	21.7	N
			210.0	219.0	2.0	9.0	8.2	S
			243.0	259.5	3.4	16.5	15.1	S
	Including		247.0	252.0	7.5	5.0	4.6
	Including				17.1	1.0	0.9

*Further assays pending

Aurizon Mines Ltd.
News Release – April 22, 2008
Aurizon Reports Further Results from its Joanna Property

Including 3.1 Grams of Gold Over 51.2 Metres and 4.7 Grams of Gold Over 29.5 Metres

Hole	East	North	From	To	Gold Grade	Length along the hole	True thickness	Zone
	(mE)	(mN)	(m)	(m)	(g/t)	(m)	(m)
JA-07-124*	8975	1514	106.5	117.0	1.0	10.5	7.8	S
			142.5	147.0	1.1	4.5	3.4	S
JA-07-126	8600	1644	168.0	190.5	1.2	22.5	21.8	N
			240.0	244.5	1.3	4.5	4.4	S
JA-07-127	9000	1564	147.0	157.5	1.2	10.5	9.5	S
			177.0	178.5	5.8	1.5	1.4	S
JA-07-128	8875	1572	141.0	147.0	1.5	6.0	5.5	S
			235.5	240.0	5.5	4.5	4.1	S
	Including		235.5	240.0	14.9	1.5
JA-07-129	8600	1644	166.5	195.0	1.9	28.5	26.9	N
			258.0	265.5	2.0	7.5	7.1	S
			283.5	288.0	1.3	4.5	4.3	S
JA-07-130	8775	1490	70.5	73.5	1.4	3.0	2.9	S
Hole drilled through drift			84.0	88.5	3.1	4.5	4.4	S
Zone not completely intersected			103.5	112.0	2.6	8.5	8.3	S
JA-07-138	9200	1618	156.0	157.5	4.2	1.5	1.4	S
			168.0	184.5	0.9	16.5	15.4	S
JA-07-139*	7325	1382	66.0	96.0	4.7	30.0	29.5	S
			80.0	81.2	60.5	1.2	1.2	S
JA-07-144*	8200	1431	34.5	37.5	2.7	3.0	2.9	N
			132.0	135.0	1.3	3.0	2.9	S

* Further assays pending

AURIZON MINES LTD.
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
April 22, 2008
5010m
4850m
4700m
1.1/24.5
3.1/51.2
inc 63.8/1.4
1.1/26.5
2.1/24.1
1.4/25.8
1.4/36.5
1.3/24.6
1.9/26.9
1.4/26.0
5.5/4.1
inc 14.9/1.4
3.4/15.1
inc 17.1/0.9
New hole reported
Indicated Resources: 210 000 oz
Inferred Resources: 263 000 oz
5 km
Indicated Resources: 420 000 oz
Inferred Resources: 1 150 000 oz
East Block
4.7/29.5
inc 60.5/1.2
4700m
Joanna
4400m
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Assays Pending

Reference: News Release Issue: No. 9 - 2008